Exhibit 99.1

GLASS HOUSE BRANDS INC.

(the “Company”)

Annual General Meeting of the Shareholders (“Shareholders”) of the Company (the “Meeting”) held on Friday, June 24, 2022

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the matters voted upon and the outcome of voting at the Meeting are as follows:

1.	Election of Directors

At the Meeting, each of the following eight nominees were elected as directors of the Company as follows:

	Number and percentage of	Number and percentage of
	shares[1] of the Company	shares[1] represented in
	represented in person or by	person or by proxy and
	proxy and entitled to vote at	entitled to vote at the Meeting
	the Meeting that were voted	that were WITHHELD from
Director	FOR	voting
Kyle Kazan	238,456,176 (100.00%)	6,079 (0.00%)
Graham Farrar	238,457,354 (100.00%)	4,898 (0.00%)
Robert(Jamie) Mend	238,445,355 ( 99.99%)	16,896 (0.01%)
Humble Lukanga	238,448,584 ( 99.99%)	13,668 (0.01%)
Jocelyn Rosenwald	238,445,155 ( 99.99%)	17,096 (0.01%)
George Raveling	238,448,538 ( 99.99%)	13,713 (0.01%)
Hector De La Torre	238,448,608 ( 99.99%)	13,643 (0.01%)
Robert (Bob) Hoban	238,448,954 ( 99.99%)	13,298 (0.01%)

Note 1: The shares consist of the subordinate voting shares, restricted voting shares and multiple voting shares of the Company.

2.	Re-appointment of Auditor

At the Meeting, Macias Gini & O'Connell LLP was re-appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix the remuneration of the auditor, as follows:

	Number and percentage of	Number and percentage of
	shares[2] of the Company	shares[2] represented in
	represented in person or by	person or by proxy and
	proxy and entitled to vote at	entitled to vote at the Meeting
	the Meeting that were voted	that were WITHHELD from
Auditor	FOR	voting
Macias Gini & O'Connell LLP	240,357,331 (100.00%)	3,043 (0.13%)

Note 2: The shares consist of the subordinate voting shares, restricted voting shares, limited voting shares and multiple voting shares of the Company.

Dated this 24th day of June, 2022.

GLASS HOUSE BRANDS INC.

By:	“Mark Vendetti”
Mark Vendetti, Chief Financial Officer and Corporate Secretary